STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

Sunoco Logistics Partners L.P.

Nine Months Ended September 30, 2009
Fixed Charges:
Interest cost and debt expense	$37,757
Interest allocable to rental expense (a)	1,537

Total	$39,294

Earnings:
Income before income tax expense	$196,009
Equity in income of less than 50 percent owned affiliated companies	(19,872)
Dividends received from less than 50 percent owned affiliated companies	10,884
Fixed charges	39,294
Interest capitalized	(3,629)
Amortization of previously capitalized interest	244

Total	$222,931

Ratio of Earnings to Fixed Charges	5.67

(a)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.